July 6, 2005


Mr. Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth, N.W.
Washington, D.C. 20549

Re: Pismo Coast Village, Inc.
    Form 8-K
    Filed June 2, 2005
    File No. 0-08463

Dear Mr. Flinn:

In response to your letter dated July 1, 2005, Pismo Coast
Village, Inc., acknowledges the following:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

JAY JAMISON

Jay Jamison
Chief Operating Officer


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